AMVESCAP PLC
IMMEDIATE RELEASE  17 MARCH 2004
CONTACT: ANGELA TULLY  TEL: 020 7065 3652


                                   SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


1)        Name of company       AMVESCAP PLC

2)        Name of director      ROBERT McCULLOUGH

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest.

          NOTIFICATION IS IN RESPECT OF THE DIRECTOR NAME IN 2 ABOVE.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

                                       -

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)
                                 AS 3 ABOVE

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/ non discretionary

          AWARD OF RESTRICTED SHARES RE THE AMVESCAP GLOBAL STOCK PLAN, IN ACCORDANCE WITH THE PLAN RULES.

7)        Number of shares/amount of stock          7,403
          acquired

8)        Percentage of issued class                0.0009%

9)        Number of shares/amount of                  -
          Stock disposed

10)       Percentage of issued class                  %

11)       Class of security                         ORDINARY SHARES

12)       Price per share                           N/A

13)       Date of transaction                       15 MARCH 2004

14)       Date company informed                     15 MARCH 2004

15)       Total holding following this notification

                                     30,223

16)       Total percentage holding of issued class following this notification

                                     0.0037%

If a director has been granted options by the company please complete the following boxes

17)       Date of grant         -

18)       Period during which or date on which exercisable

                                -

19)       Total amount paid (if any) for grant of the option

                                -

20)       Description of shares or debentures involved: class, number

                                -

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise.
                                -

22) Total number of shares or debentures over which options held following this notification.

                                -

23)       Any additional information

                                -

24)       Name of contact and telephone number for queries

          ANGELA TULLY
          020 7065 3652

25) Name and signature of authorised company official responsible for making this notification.

          ANGELA TULLY
          AMVESCAP PLC
          ASSISTANT COMPANY SECRETARY

          Date of Notification     17 MARCH 2004